UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. _____)*




                            NTN Communications, Inc.
                            ------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.005 per share
                    -----------------------------------------
                         (Title of Class of Securities)



                                    629410309
                                 ---------------
                                 (CUSIP Number)


                                February 1, 2003
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)
                                |X| Rule 13d-1(c)
                                |_| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSONS
   1      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (Entities only)

          Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)

--------- ----------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
   2                                                                   (b)  [ ]

--------- ----------------------------------------------------------------------
          SEC USE ONLY
   3


--------- ----------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   4
          United States Citizens

--------- ----------------------------------------------------------------------
      NUMBER OF                   SOLE VOTING POWER
        SHARES             5
     BENEFICIALLY                 1,793,895 (See Items 2 and 4)
       OWNED BY
         EACH
      REPORTING
        PERSON
         WITH
                        --------- ----------------------------------------------
                                  SHARED VOTING POWER
                           6
                                  0
                        --------- ----------------------------------------------
                                  SOLE DISPOSITIVE POWER
                           7
                                  1,793,895 (See Items 2 and 4)
                        --------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                           8
                                  0
----------------------- --------- ----------------------------------------------
     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,793,895 (See Items 2 and 4)
------------ -------------------------------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
             SHARES*                                                         [ ]

             Not applicable.
------------ -------------------------------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

             4.38% (See Items 2 and 4)
------------ -------------------------------------------------------------------
    12       TYPE OF REPORTING PERSON*

             IN
------------ -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G                                                   Page 3 of 6 Pages



Item 1(a).      Name of Issuer.
                --------------

                NTN Communications, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices.
                -----------------------------------------------

                The Campus
                5966 La Place Court
                Carlsbad, CA  92008

Item 2(a).      Name of Person Filing.
                ---------------------

                Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k) (the "Reporting Persons"). The Reporting Persons are the sole members of NorthBay Partners, L.L.C., a Wisconsin limited liability company ("NBP") which serves as (a) the managing member of NorthBay Management, LLC, the managing general partner of NorthBay Opportunities, L.P., a Delaware limited partnership ("NOLP"), and (b) the managing member of North Bay International Management, LLC, the investment manager of NorthBay International Opportunities Ltd., a British Virgin Islands corporation ("NIOL"). In addition, Messrs. Roth and Stark are the managing members of Staro Asset Management, LLC, a Wisconsin limited liability company ("Staro") which serves as (a) the managing general partner of Reliant Trading, a Wisconsin general partnership ("Reliant"), and (b) the Investment Manager of Shepherd Trading Limited, a British Virgin Islands corporation ("Shepherd"). Reliant, Shepherd, NOLP and NIOL are the holders of record of all of the shares of Common Stock reported in this Schedule 13G.

Item 2(b).      Address of Principal Business Office or, if None, Residence.
                -----------------------------------------------------------

                The business address of each of the Reporting Persons is 3600 South Lake Drive, St. Francis, Wisconsin 53235.

Item 2(c).      Citizenship.
                -----------

                Each of the Reporting Persons is a United States citizen.

Item 2(d).      Title of Class of Securities.
                ----------------------------

                Common Stock

Item 2(e).      CUSIP Number.
                ------------

                629410309

SCHEDULE 13G                                                   Page 4 of 6 Pages


Item 3. If this Statement is Filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
                -----------------------------------------------------

                (a)     |_|    Broker or dealer  registered  under Section
                               15 of the Exchange Act.

                (b)     |_|    Bank as defined in Section 3(a)(6) of the
                               Exchange Act.

                (c)     |_|    Insurance company as defined in Section
                               3(a)(19) of the Exchange Act.

                (d)     |_|    Investment company registered under Section 8
                               of the Investment Company Act.

                (e)     |_|    An investment adviser in accordance with Rule
                               13d-1(b)(1)(ii)(E);

                (f)     |_|    An employee benefit plan or endowment fund in
                               accordance with Rule 13d-1(b)(1)(ii)(F);

                (g)     |_|    A parent holding company or control person in
                               accordance with Rule 13d-1(b)(1)(ii)(G)

                (h)     |_|    A savings association as defined in Section
                               3(b) of the Federal Deposit Insurance Act;

                (i)     |_|    A church plan that is excluded from the
                               definition of an investment  company under
                               Section 3(c)(14) of the Investment Company Act;

                (j)     |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.         Ownership.
                ---------

                Introductory Note: on February 1, 2003, the Reporting Persons held an aggregate of 2,490,163 shares of Common Stock, of which amount Reliant held 851,796 shares, Shepherd held 851,796 shares, NOLP held 777,428 shares, and NIOL held 9,143 shares. Based upon information provided in the Issuer's Form 10-Q for its fiscal quarter ended September 30, 2002, there were 39,372,000 shares of Common Stock issued and outstanding as of November 4, 2002. In addition, there were 1,583,830 additional shares of Common Stock issued and outstanding as of such date as a result of the conversion of Convertible Notes issued by the Issuer. Therefore, for purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons were the beneficial owners of an aggregate of 6.32% of the Issuer's issued and outstanding shares of Common Stock as of such date. Subsequently, Reliant sold 228,330 shares of Common Stock and Shepherd sold 467,938 shares of Common Stock, so that, as of the date hereof, the Reporting Persons have the beneficial ownership as set out below in this Item 4:

                (a)     Amount  beneficially  owned:  1,793,895 shares of Common
                        Stock*

                (b)     Percent of class: 4.38%

                (c)     Number of shares as to which such person has:

SCHEDULE 13G                                                   Page 5 of 6 Pages


                        (i)     Sole  power  to  vote  or to  direct  the  vote:
                                1,793,895

                        (ii)    Shared power to vote or to direct the vote: 0

                        (iii) Sole power to dispose or to direct the disposition of: 1,793,895 (iv) Shared power to dispose or direct the disposition of: 0

                *The foregoing amounts of shares and percentage represent the combined indirect holdings of Michael A. Roth and Brian J. Stark, as joint filers. Of such amounts, 623,466 shares are held directly by Reliant, 383,858 shares are held directly by Shepherd, 777,428 shares are held directly by NOLP and 9,143 shares are held directly by NIOL. Through Staro and NBP, Messrs. Roth and Stark direct the management of Reliant, Shepherd, NOLP and NIOL, and possess sole power to vote and dispose of all of the foregoing shares. Based upon information provided in the Issuer's Form 10-Q for its fiscal quarter ended September 30, 2002, there were 39,372,000 shares of Common Stock issued and outstanding as of November 4, 2002. In addition, there were 1,583,830 additional shares of Common Stock issued and outstanding as of such date as a result of the conversion of Convertible Notes issued by the Issuer. Therefore, for purposes of Rule 13d-3 under the Exchange Act, Messrs. Roth and Stark are the beneficial owners of 1,793,895 shares of Common Stock, which represent 4.38% of the Issuer's issued and outstanding shares of Common Stock.

Item 5.         Ownership of Five Percent or Less of a Class.
                --------------------------------------------

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [x]

Item 6.         Ownership of More than Five Percent on Behalf of Another Person.
                ---------------------------------------------------------------

                Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                -------

                Not applicable.

Item 8.         Identification and Classification of Members of the Group.
                ---------------------------------------------------------

                Not applicable.

Item 9.         Notice of Dissolution of Group.
                ------------------------------

                Not applicable.

SCHEDULE 13G                                                   Page 6 of 6 Pages


Item 10.        Certification.
                -------------

                By signing below each Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                       SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                       March 14, 2003


                                        /s/ Michael A. Roth
                                       ----------------------------
                                       Michael A. Roth


                                        /s/ Brian J. Stark
                                       ----------------------------
                                       Brian J. Stark





                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated: March 14, 2003

         The undersigned hereby agree that the Schedule 13G with respect to NTN Communications, Inc. dated as of the date hereof, is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(k).



                                        /s/ Michael A. Roth
                                       ----------------------------
                                       Michael A. Roth


                                        /s/ Brian J. Stark
                                       ----------------------------
                                       Brian J. Stark